SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

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TRANS WORLD ENTERTAINMENT CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number of Class of Securities)

John Anderson
38 Corporate Circle
Albany, New York 12203
Telephone: (518) 452-1242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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Copy to:
William M. Hartnett, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Telephone: (212) 701-3000

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CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee**
Not applicable	Note applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 27, 2013.